UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

ANN

21004536

SEC Mail Processing Section
MAY 28 2021
Washington DC

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SEC FILE NUMBER
8-52266

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 03/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cogent Alternative Strategies, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

121 VIA FLORENZA
(No. and Street)

PALM BEACH GARDENS (City) FL (State) 33418 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Glen Beigel (516) 509-6538
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael Coglianese CPA, PC
(Name – *if individual, state last, first, middle name*)

125 E. Lake Street, Ste 303 (Address) Bloomingdale (City) IL (State) 60108 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Glen Beigel, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cogent Alternative Strategies, Inc, as of March 31, 2021, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LORI B. MORTON
Notary Public - State of Florida
Commission # GG 913071
My Comm. Expires Oct 31, 2023
Bonded through National Notary Assn.

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

COGENT ALTERNATIVE STRATEGIES, INC.
FINANCIAL STATEMENTS

AS OF AND FOR THE PERIOD FROM JANUARY 1, 2020 TO MARCH 31, 2021

COGENT ALTERNATIVE STRATEGIES, INC.
FINANCIAL STATEMENTS
FOR THE PERIOD FROM JANUARY 1, 2020 TO MARCH 31, 2021

TABLE OF CONTENTS

SECTION I
REPORT PURSUANT TO RULE 17(a)-5(d)
OF THE SECURITIES AND EXCHANGE COMMISSION

MC

MICHAEL COGLIANESE CPA, P.C.
ALTERNATIVE INVESTMENT ACCOUNTANTS

125 E. Lake Street, Ste. 303
Bloomingdale, IL 60108
Tel 630.351.8942
Mike@cogcpa.com | www.cogcpa.com

Bloomingdale | Chicago

Report of Independent Registered Public Accounting Firm

To the Sole Shareholder of Cogent Alternative Strategies, Inc

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Cogent Alternative Strategies, Inc as of March 31, 2021, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Cogent Alternative Strategies, Inc as of March 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Cogent Alternative Strategies, Inc's management. Our responsibility is to express an opinion on Cogent Alternative Strategies, Inc's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Cogent Alternative Strategies, Inc in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as Cogent Alternative Strategies, Inc's auditor since 2021.

Michael Coglianese CPA, P.C.

Bloomingdale, IL
May 26, 2021

COGENT ALTERNATIVE STRATEGIES, INC.
STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2021

ASSETS		
Cash	$	1,017,181
Accounts receivable		134,041
Total assets	$	1,151,222
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities:		
Accounts payable and accrued expenses	$	27,309
Stockholder's equity		
Common stock, .01 par value, 1,000 shares authorized, issued and outstanding		10
Additional paid-in capital		1,156,990
Retained earnings		(33,087)
Total stockholder's equity		1,123,913
Total liabilities and stockholder's equity	$	1,151,222

The accompanying notes are an integral part of this statement.

COGENT ALTERNATIVE STRATEGIES, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE PERIOD FROM JANUARY 1, 2020 TO MARCH 31, 2021

Note 1 - ORGANIZATION AND NATURE OF BUSINESS

Cogent Alternative Strategies, Inc. (the "Company") began doing business in July 2000 as a broker-dealer registered with the Securities and Exchange Commission and the Financial Industry Regulatory Authority ("FINRA"). The principal source the Company's income is generated from the private placement of securities. In this capacity, the Company places assets with investment managers for its qualified individual and institutional customers. In addition, the Company acts as an agent for secondary private placements and other similar transactions.

Note 2 - SIGNIFICANT ACCOUNTING POLICIES

The Company maintains its books and records on an accrual basis in accordance with accounting principles generally accepted in the United States of America which require management to make estimates and assumptions in determining the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from these estimates.

Note 3 - CASH IN BANK

Funds deposited with a single bank are insured up to $250,000 in the aggregate by the Federal Deposit Insurance Corporation ("FDIC"). The Company considers all highly liquid instruments purchased with a maturity date of three months or less when purchased to be cash equivalents. The Company maintains all of its cash in one financial institution located in the US.

Note 4 - PROVISION FOR INCOME TAXES

The Company has elected to be treated as an "S" Corporation under the provisions of the Internal Revenue Code. Under the provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the stockholder is liable for individual income taxes on his respective share of the Company's taxable income. The Company prepares its income tax returns on the cash basis.

The Financial Accounting Standards Board ("FASB") provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Corporation's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to be the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. The tax years that remain subject to examination are 2015, 2016, 2017, 2018 and 2019. As of March 31, 2021, the Company's federal and state tax returns generally remain open for the last three years, management has determined that there are no material uncertain income tax positions.

Note 5 - RULE 15C-3-3

The Company does not claim an exemption from the provisions of Rule 15c-3-3. The provisions of SEA Rule 15c3-3 are not applicable to the Company under the guidance of Footnote 74 of SEC Release No. 34-70073 in that the Company carries no customer accounts.

Note 6 - NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission's Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At March 31, 2021, the Company had Net Capital of $989,872, which was in excess of the minimum requirement of $5,000 by $984,872. The Company's percentage of aggregate indebtedness to net capital was 3%.

Note 7 - LIABILITIES SUBORDINATED TO THE CLAIMS OF GENERAL CREDITORS

As of March 31, 2021, the Company had not entered into any subordinated loan agreements.

Note 8 - CUSTOMER CONCENTRATION

The Company had one customer that represented 100% of total revenue for the year ended March 31, 2021. The customer represented 100% of accounts receivable at March 31, 2021.

Note 9 - PROFIT SHARING PLAN

The Company adopted a Profit Sharing Plan during 2016 covering the Shareholder.

Note 10 - DEFINED BENEFIT PLAN

The Company instituted a defined benefit pension plan ("the Plan") covering the shareholder. The initial actuarial valuation of the plan was as of January 1, 2016 and the most recent actuarial valuation was performed in March 31, 2021. The assets supporting the Plan are held in a separate investment fund and are valued at fair value. A fiscal year end is used as the measurement date for the plan.

The following tables set forth the changes in the benefit obligations and the plan assets, the funded status of the plan at March 31, 2021.

Change In Benefit Obligation	
Benefit Obligation, beginning of year	$ 1,213,147
Service cost	339,221
Interest cost	36,516
Benefits paid	(1,474,228)
Actuarial (gain)/loss	(114,656)
Benefit obligation, end of year	$ -
Change In Plan Assets	
Fair value of plan assets, beginning of year	$ 897,335
Actual return on plan assets	(26,692)
Company Contributions	940,000
Benefits paid	(1,474,228)
Fair value of plan assets, end of year	$ 336,415
Amounts Recognized in the Statement of Financial Position	
Noncurrent Assets	$ -
Current Liabilities	-
Noncurrent Liabilities	336,415
Net amount recognized in Statement of Financial Position	$ 336,415
Net Periodic Benefit Cost	
Service cost	$ 339,221
Interest cost	36,516
Expected return on assets	(50,084)
Settlement Recognition	(139,896)
Recognized Prior Service Cost	33,332
Recognized Actuarial (gain)/loss	15,354
Recognized Intitial Obligation/(Asset)	-
Net Periodic Benefit Cost	$ 234,443
Discount rate used to determine benefit obligation	2.50%
Discount rate used to determine net benefit cost	3.01%
Compensation increase	0.00%
Expected rate of return	5.00%

The Plan is currently adequately funded as there is no short fall which is the difference between the Fair Value of Plan Assets and the Defined Benefit Obligation as of March 31, 2021. The Plan is governed by the Employee Retirement Income Security Act of 1974 ("ERISA") and the Plan was designed to provide the maximum allowable benefit (as limited by Section 415 of the Internal Revenue Code) to its sole participant. The Plan is subject to Title I of the ERISA funding rules which provide a range of acceptable funding contributions provided by an Enrolled Actuary. Because the sole participant of the plan is also the sole member of the Company, the Plan is exempt from Title IV of ERISA and not covered under the federal insurance pension program ("the PBGC"). As a result, the plan can be terminated with a shortfall (i.e. the difference between the plan assets and the plan benefit obligations) without any liability.

The Company adopted a Profit Sharing Plan during 2016. The Company incurred an expense of $892,100 for the defined benefity plan during the period from January 1, 2020 to March 31, 2021 which was included in Retirement Plan Expense on the accompanying Statement of Income.

Note 11 - Revenue Recognition

Revenues and expenses related to financial advisory activities are recorded on an accrual basis when earned and incurred, respectively. Revenue is deemed to be earned when the Company typically has no further obligation after all committed investor funds have been collected, all documents are properly executed, and title to the assets or stock is transferred. There is no deferred revenue as of March 31, 2021.

Note 12 - COMMITMENTS AND CONTINGENT LIABILITIES

The Company had no underwriting commitments, no contingent liabilities and had not been named as a defendant in any lawsuit at March 31, 2021 or during the period from January 1, 2020 to March 31, 2021.

Note 13 - COVID-19

Management is currently evaluating the COVID-19 pandemic and its impact on the financial services industry and has concluded that while it is reasonably possible that the virus could have a negative effect on the Company's operations, the specific impact is not readily determinable as of the date of these financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Note 14 - SUBSEQUENT EVENTS

Events have been evaluated through the date that these financial statements were available to be issued and no further information is required to be disclosed.

COGENT ALTERNATIVE STRATEGIES, INC.
SCHEDULE OF SIPC ASSESSMENTS AND PAYMENTS

FOR THE YEAR ENDED MARCH 31, 2021

COGENT ALTERNATIVE STRATEGIES, INC.
FOR THE PERIOD FROM JANUARY 1, 2020 TO MARCH 31, 2021

TABLE OF CONTENTS

See Independent Accountants' Report on Applying Agreed Upon Procedures to Entity's SIPC Assessment Reconciliations

MC
MICHAEL COGLIANESE CPA, P.C.
ALTERNATIVE INVESTMENT ACCOUNTANTS

125 E. Lake Street, Ste. 303
Bloomingdale, IL 60108
Tel 630.351.8942
Mike@cogcpa.com | www.cogcpa.com

Bloomingdale | Chicago

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

Sole Shareholder of Cogent Alternative Strategies, Inc

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Cogent Alternative Strategies, Inc and the SIPC, solely to assist you and SIPC in evaluating Cogent Alternative Strategies, Inc's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the period January 1, 2020 through March 31, 2021. Cogent Alternative Strategies, Inc's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed, and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the period January 1, 2020 through March 31, 2021 with the Total Revenue amount reported in Form SIPC-7 for the period January 1, 2020 through March 31, 2021, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Cogent Alternative Strategies, Inc's compliance with the applicable instructions of the Form SIPC-7 for the period January 1, 2020 through March 31, 2021. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Cogent Alternative Strategies, Inc and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Michael Coglianese CPA, P.C.

Bloomingdale, IL
May 26, 2021

SIPC-7

(35-REV 6/17)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185

202-371-8300

General Assessment Reconciliation

For the fiscal year ended March 31, 2021

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(35-REV 6/17)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Cogent Alternative Strategies
121 Via Florenza
Palm Beach Gardens, FL 33418-6203

8-52266

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Christopher Meyers (212)668-8700

2. A. General Assessment (item 2e from page 2) — $3,346

B. Less payment made with SIPC-6 filed (exclude interest) — (152)

July 16, 2020
Date Paid

C. Less prior overpayment applied — ( )

D. Assessment balance due or (overpayment) — 3,194

E. Interest computed on late payment (see instruction E) for______days at 20% per annum —

F. Total assessment balance and interest due (or overpayment carried forward) — $3,194

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) — $3,194

H. Overpayment carried forward — $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Cogent Alternative Strategies
(Name of Corporation, Partnership or other organization)

Christopher Meyers
(Authorized Signature)

Dated the 16th day of April, 2021.

FINOP
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked ______ Received ______ Reviewed ______

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning January 1, 2020
and ending March 31, 2021

Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$2,230,982
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ____ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $____	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $____	
Enter the greater of line (i) or (ii)	
Total deductions	
2d. SIPC Net Operating Revenues	$2,230,982
2e. General Assessment @ .0015 Rate effective 1/1/2017	$3,346 (to page 1, line 2.A.)